Exhibit 99.1

Ontario Court of Justice Issues Consent Order Continuing
Freezing of Assets of Conrad Black and Barbara Amiel-Black

TORONTO, Ontario, September 29, 2006 - Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) today announced that the Ontario Court of Justice has issued a Consent Order that continues to freeze the assets of Conrad Black and Barbara Amiel-Black subject to the terms of a confidential settlement agreement.

The Consent Order issued today is designed to preserve the assets of Conrad Black, Barbara Amiel-Black and entities controlled by them pending resolution of claims which have been filed against them by Hollinger Inc. It replaces the Orders related to this matter previously granted by the Ontario Court.

Hollinger notes that some initial media reports regarding today’s Order are incorrect and that, in fact, a “Mareva” injunction remains in place, except as provided by the confidential settlement agreement.

Stanley Beck, the Chairman of the Board of Hollinger Inc., said: "The Consent Order maintains Hollinger’s right to protect itself against the potential dissipation of the defendants' assets while the claims against them are pending.  We believe that Hollinger's shareholders will benefit from the Consent Order."

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com